UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to      .

Commission file numbers 1-13796.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gray Television, Inc. Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gray Media, Inc.

4370 Peachtree Rd. NE

Atlanta, Georgia 30319

Gray Television, Inc. Capital Accumulation Plan

FORM 11-K

REQUIRED INFORMATION

(a)

Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the supplemental schedule thereto of the Gray Television, Inc. Capital Accumulation Plan for the fiscal year ended December 31, 2024, required by Form 11-K, together with the reports thereon of Warren Averett LLC, independent registered public accounting firm, dated June 26, 2025 prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Filed as part of this Report on Form 11-K are the financial statements of the Gray Television, Inc. Capital Accumulation Plan for the fiscal year ended December 31, 2023, required by Form 11-K, together with the reports thereon of RSM US LLP, independent registered public accounting firm, dated June 26, 2024 prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Exhibit. Consents of Warren Averett LLC and RSM US LLP, independent registered public accounting firms, dated June 26, 2025, being filed as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gray Television, Inc. Capital Accumulation Plan

Date: June 26, 2025	By:	/s/ Jeffrey R Gignac
Jeffrey R Gignac
Gray Media, Inc. Executive Vice President,
Chief Financial Officer and Member of Employee Benefits Committee for the Gray Television, Inc. Capital Accumulation Plan

GRAY TELEVISION, INC. CAPITAL ACCUMULATION PLAN

FORM 11-K

EXHIBIT INDEX

Exhibit Number	Exhibit	Page Number

23.1	Consent of Warren Averett LLC	12

23.2	Consent of RSM US LLP	13

Gray Television, Inc. Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2024

Index

Page(s)

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-10
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

EX-23.1 CONSENT OF WARREN AVERETT LLC	12

EX-23.2 CONSENT OF RSM US LLP	13

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee, Plan Administrator and Plan Participants of

Gray Television, Inc. Capital Accumulation Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2025.

/s/ Warren Averett LLC

Atlanta, Georgia

June 26, 2025

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee, Plan Administrator and Plan Participants of

Gray Television, Inc. Capital Accumulation Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2023 and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Plan’s auditor from 2004 to 2024.

Atlanta, Georgia

June 26, 2024

Gray Television, Inc. Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31, 2024 and 2023

	2024	2023
Assets
Investments at fair value:
Mutual funds	$570,106,871	$506,122,286
Collective trust funds	29,681,618	—
Stable value fund	23,071,726	29,792,539
Self-directed brokerage accounts	10,353,154	6,334,218
Gray Media, Inc. Unitized Common Stock Fund - Class A	1,876,820	1,986,957
Gray Media, Inc. Common Stock Fund	13,894,636	24,499,688

Total investments	648,984,825	568,735,688

Receivables:
Employee contributions	—	1,549,218
Employer contributions	1,153,891	11,775,996
Notes receivable from participants	8,196,913	7,316,684

Total receivables	9,350,804	20,641,898

Net assets available for benefits	$658,335,629	$589,377,586

See accompanying notes.

Gray Television, Inc. Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024

Additions:
Investment income:
Net appreciation in fair value of investments	$33,056,094
Interest and dividends	22,991,500

Total investment gain	56,047,594

Interest income on notes receivable from participants	583,027

Contributions:
Participant	44,223,292
Rollover	4,516,601
Employer	27,481,158

Total contributions	76,221,051

Total additions	132,851,672

Benefits paid to participants	62,614,601
Administrative expenses	1,279,028

Total deductions	63,893,629

Net increase in net assets available for benefits	68,958,043
Net assets available for benefits, beginning of year	589,377,586

Net assets available for benefits, end of year	$658,335,629

See accompanying notes.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information.

Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Media, Inc. (the “Company” or the “Employer”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of the Company and its subsidiaries. An employee is eligible to participate in the Plan beginning the first of the month following or coinciding with the date that he has completed 500 hours of service during his initial six months of employment. If an employee does not complete 500 hours of service during his initial six months of employment, then he is eligible to participate beginning the first of the month following or coinciding with the date he has completed one year of service. For acquired stations, the Company will determine eligibility for participation based on information in the buy/sell agreement. If no information is provided, the Company will honor previous service to determine eligibility into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the Plan’s sponsor. The Employee Benefits Committee is the Plan Administrator. Empower Trust Company became the Plan’s trustee. Empower Retirement (“Empower”), a subsidiary of Empower Trust Company, LLC, serves as the Plan’s custodian and recordkeeper.

On October 31, 2023, The SAG-AFTRA/WFSB-TV3 Anchor and Reporter Units Collective Bargaining Agreement (2023 – 2025) was ratified. Eligible bargaining unit employees shall receive Gray’s 401(k) benefit at the levels that exist on April 1, 2023.

Contributions

The Plan was amended and restated as of December 1, 2020, to add Roth and after-tax contribution features, to allow for in-Plan Roth conversions, and make certain other clarifying changes. The Plan allows participants to make contributions up to 100% of their compensation as before-tax contributions, and beginning December 1, 2020 as Roth and/or after-tax contributions. If no deferral election is made, the participant shall be automatically enrolled in the Plan and will be deemed to have authorized the Company to defer 3% of the participant’s compensation to the Plan on a before-tax basis. Contribution percentages auto escalate by 1% each year if a participant does not change the contribution percentage from the default percentage. Employees may elect to opt out from being automatically enrolled in the Plan. Participants may change their deferral percentages daily. Participants who have attained age 50 before the end of the Plan year are eligible to make before-tax catch-up contributions, which may also be made as Roth contributions beginning December 1, 2020. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participants’ contributions and catch-up contributions for employees 50 and older on a before-tax and/or Roth basis are limited by the Internal Revenue Code Section 402(g)(1) to $23,000 and $7,500, respectively, in 2024. In addition, total annual additions to a participant’s account shall not exceed the lesser of $69,000 or 100% of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.

The Employer shall contribute to the Plan a Qualified Automatic Contribution Arrangement (QACA) matching contribution. Under this arrangement, the Plan must offer a schedule of minimum default percentages that start at 3%, which must increase each year to at least 6%. The QACA matching contribution is equal to a percentage of the eligible contributions of Plan participants not to exceed 5% of eligible compensation as defined in the Plan document. The QACA matching contribution is 100% of the first 2% of eligible compensation, plus an additional 75% greater than 2% up to 6% of eligible compensation. A true-up matching contribution is made for participants who reached the contribution limit within the plan year. True-up matching contributions are issued after the end of the plan year but no later than September 15th of the following plan year.

The Employer may also elect to make a discretionary profit-sharing contribution, as determined by a declaration of its Board of Directors, to each active participant’s account based on such participant’s years of service and eligible compensation during the year. For the year ended December 31, 2023, the Employer made a discretionary profit-sharing contribution of $9,904,140 in the form of Employer stock, which was recorded as Employer contributions receivable as of December 31, 2023, and was remitted to the Plan in March 2024. Plan participants who have satisfied the applicable eligibility requirements and are employed by the Company as of December 31 of the plan year are eligible to receive such contribution.

Investment Options

Participants may direct their contributions, Employer contributions, and any related earnings into investment options sponsored by the Plan. The Plan currently offers thirty-one mutual funds, one stable value fund, two collective trust funds, a self-directed brokerage account, and Employer common stock as investment options for participants. Participants may change their investment elections daily by phone or via the internet.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s QACA matching and discretionary profit-sharing contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined in the Plan. The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer QACA matching contributions are 100% vested after 2 years. Discretionary profit-sharing contributions are 100% vested after 3 years. Forfeitures may be used to reduce future Employer contributions, including true-up contributions, fund Qualified Non-Elective Employer Contributions (“QNECs”), and/or pay Plan administrative expenses. As of December 31, 2024 and 2023, the Company had $423,541 and $339,961 respectively, of forfeitures available for use. For the year ended December 31, 2024 and 2023, the Company used $346,658 and $356,689, respectively, in forfeitures to offset funding true-up contributions.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a rollover to another retirement plan. In the event that the participant’s account balance is less than $1,000, the Plan Administrator may make a single payment without the election or request of the participant. If a participant’s vested account balance exceeds $1,000 but does not exceed $5,000, the Plan Administrator may make a direct rollover to an individual retirement account (IRA) if the participant does not make an election within a designated time period.

Notes Receivable From Participants

Participants may borrow from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of (a) $50,000 minus the highest outstanding loan balance in the one-year period prior to the loan request or (b) the greater of one-half of a participant’s vested account balance and $10,000, with a minimum loan amount of $1,000. A participant may not have more than one loan outstanding at a time. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a principal residence loan in which case the repayment period may be longer. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant notes as of December 31, 2024 and 2023 ranged from 3.25% to 9.50%.

2. Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP) and are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for benefits during the reported period. Actual results could differ from these estimates.

Payments of Benefits

Benefits are recorded when paid.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Administration Committee determines the Plan’s valuation policies utilizing information provided by the investment custodians and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and losses on sales of investments are determined on the basis of average cost. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

The number of shares of Gray Media, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.

Contributions

Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provisions of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis and are recorded in the year in which the participants’ related compensation was earned. All participant and Employer contributions are participant-directed. Participant contributions in excess of amounts allowed by regulation are recorded as a liability with a corresponding reduction of contributions in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan payments, participant loans in default are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer and not covered by Plan forfeitures are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Certain investment advisory fees are paid by the Plan and included in net appreciation in fair value of investments of the related fund as they are paid through a revenue sharing agreement, rather than a direct payment. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.

Subsequent Events

Effective January 1, 2025 the plan name changed to Gray Media 401(k) Savings Plan.

Effective as of January 1, 2025, a QACA Matching Contribution shall be made on behalf of each Participant for the Plan Year equal to 100 percent (100%) of each Participant’s Deferred Compensation up to three percent (3%) of Compensation, and fifty percent (50%) of each Participant’s Deferred Compensation that exceeds three percent (3%) but does not exceed five percent (5%) of Compensation. For employees covered by collective bargaining agreements, the matching contribution amount may vary depending on the terms of the agreement.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

3. Fair Value Measurements and Investments

The Plan measures certain assets and liabilities at fair value, which are classified by the FASB Codification within the fair value hierarchy as level 1, 2, or 3, on the basis of whether the measurement employs observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s own assumptions and consider information about readily available market participant assumptions.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical instruments in active markets.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar instruments in active markets;

• Quoted prices for identical or similar instruments in markets that are not active;

• Model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The use of different market assumptions or methodologies could have a material effect on the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2024 and 2023.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV)

and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Stable Value Fund and collective trust funds: The fair values of participation units held in the collective trust are based on the net asset values per unit as reported by the fund managers and in the audited financial statements of the fund. The fund provides for daily redemptions by the Plan at reported net asset value per share for participant transactions.

Self-directed brokerage accounts: Accounts primarily consist of common stocks and mutual funds that are valued on the basis of readily determinable market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)

The following tables set forth the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2024 and 2023:

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$570,106,871	$—	$—	$570,106,871
Common stock	15,771,456	—	—	15,771,456
Self-directed brokerage accounts	10,353,154	—	—	10,353,154
Collective trust funds*				29,681,618
Stable value fund*				23,071,726

Total assets				$648,984,825

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$506,122,286	$—	$—	$506,122,286
Common stock	26,486,645	—	—	26,486,645
Self-directed brokerage accounts	6,334,218	—	—	6,334,218

Total assets at fair value	538,943,149	—	—	538,943,149

Stable value fund*				29,792,539

Total assets	$538,943,149	$—	$—	$568,735,688

*

The investments in the stable value and collective trust funds are measured at fair value using the net asset value per share as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amount presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts present in the Statements of Net Assets Available for Benefits.

The following table summarizes the plan’s investment in the stable value fund and collective trust funds, which uses NAV per share to measure fair value as a practical expedient for the periods presented:

	December 31, 2024
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable value common trust fund	$23,071,726	N/A	Daily	12 Months
Collective trust funds	$29,681,618

	December 31, 2023
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable value common trust fund	$29,792,539	N/A	Daily	12 Months

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic condition or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer to total net assets available for benefits. For the year ended December 31, 2024 and 2023, there were no transfers between levels 1, 2 and 3.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

5. Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated October 13, 2011, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Employer has not applied for a new determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Transactions with Parties-In-Interest

Certain Plan investments were managed by Empower Trust Company beginning as of December 31, 2024 and 2023, the trustee and affiliates of the trustee, as such these transactions qualify as party-in-interest transactions. In addition, transactions involving the GrayTV Stock (GTN), which invests in the equity ownership of the Employer, also qualify as party-in-interest transactions. Fees that were paid to various vendors also qualify as party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company may terminate or amend the Plan at any time, provided, however, that no such amendment shall make it possible for any part of the net assets or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.

8. Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits at December 31, 2024 and 2023 per these financial statements to the net assets per the Form 5500:

	2024	2023
Net assets available for benefits per the financial statements	$658,335,629	$589,377,586
Current year employee contributions receivable	—	(1,549,218)
Current year employer contributions receivable	(1,153,891)	(11,775,996)
Deemed distributions	(61,549)	(60,075)

Net assets per the Form 5500	$657,120,189	$575,992,297

The following table presents a reconciliation of investments at December 31, 2024 and 2023 per these financial statements to investments per the Form 5500:

	2024	2023
Investments per the financial statements	$648,984,825	$568,735,688
Deemed distributions	(61,549)	(60,075)
Notes receivable from participants	8,196,913	7,316,684

Investments per the Form 5500	$657,120,189	$575,992,297

The following table presents a reconciliation of the increase in net assets available for benefits for the year ended December 31, 2024 per the financial statements to net income per the Form 5500:

Increase in net assets available for benefits per the financial statements	$68,958,043
Current year deemed distributions	(61,549)
Prior year deemed distributions	60,075
Current year employee contributions receivable	—
Current year employer contributions receivable	(1,153,891)
Prior year employee contributions receivable	1,549,218
Prior year employer contributions receivable	11,775,996

Net income per the Form 5500	$81,127,892

Gray Television, Inc. Capital Accumulation Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2024

Employer Identification Number: 58-0285030

Plan Number: 003

Identity of Issuer, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost				Current Value
	Mutual Funds:
American Beacon	American Beacon Small Cap Val R6, 185,114 shares	*	*			4,561,219
American Funds	American Funds New World R6, 89,788 shares	*	*			6,911,005
American Funds	American Funds Target Date 2015, 199,309 shares	*	*			2,441,540
American Funds	American Funds Target Date 2020, 872,580 shares	*	*			11,744,922
American Funds	American Funds Target Date 2025, 2,312,360 shares	*	*			35,124,756
American Funds	American Funds Target Date 2030, 2,246,862 shares	*	*			38,848,237
American Funds	American Funds Target Date 2035, 2,244,806 shares	*	*			42,741,105
American Funds	American Funds Target Date 2040, 1,724,482 shares	*	*			35,455,343
American Funds	American Funds Target Date 2045, 1,652,082 shares	*	*			35,024,130
American Funds	American Funds Target Date 2050, 1,429,860 shares	*	*			29,884,082
American Funds	American Funds Target Date 2055, 1,062,355 shares	*	*			28,078,035
American Funds	American Funds Target Date 2060, 1,170,377 shares	*	*			20,984,863
American Funds	American Funds Target Date 2065, 520,234 shares	*	*			9,098,893
American Funds	American Funds American Balanced R6, 1,281,506 shares	*	*			44,019,722
American Funds	American Funds Europacific R6, 294,486 shares	*	*			15,819,810
Blackrock	Blackrock Mid Cap Growth Equity K, 285,839 shares	*	*			12,456,877
Fidelity	Fidelity 500 Index, 158,414 shares	*	*			32,346,625
Fidelity	Fidelity Global EX US Index, 1,487,890 shares	*	*			21,455,374
Fidelity	Fidelity Mid Cap, 439,165 shares	*	*			14,830,586
Fidelity	Fidelity Small Cap, 314,028 shares					5,595,985
Fidelity	Fidelity Total Bond, 2,471,571 shares					21,502,669
Fidelity	Fidelity Total Market, 315,098 shares	*	*			50,815,874
Fidelity	Fidelity US Bond, 1,962,627 shares	*	*			20,058,049
JP Morgan	JP Morgan Mid Cap Value R6, 130,671 shares	*	*			4,798,249
JP Morgan	JP Morgan US Value R6, 99,231 shares	*	*			8,289,756
Vanguard	Vanguard Small Cap, 149,524 shares	*	*			17,219,165
* AB US	AB US Large Cap Growth CIT, 1,055,076 shares	*	*			24,663,250
* Cohen & Steers	Cohen & Steers U.S. Realty CIT RS, 233,630 shares	*	*			5,018,368
* T. Rowe Price	T. Rowe Price Stable Val Common Trust Fund, 22,648,185 shares	*	*			23,071,726
	Common Stock:
* Gray Media, Inc.	Unitized Common Stock — Class A, 161,545 units	*	*			1,876,820
* Gray Media, Inc.	Gray Media Stock, 4,410,996	*	*			13,894,636
* Various	Self-directed brokerage accounts	*	*			10,353,154
* Various participants	Notes receivable from participants; maturity dates range through September 2036 and interest rates range from 3.25% -9.50%	*	*	*	**	8,135,364

						$657,120,189

*	Indicates a party-in-interest.
**	Cost information is not required for participant-directed information and, therefore, is not included.
***	Net of $61,549 in deemed loan distributions.